Exhibit 21.1

LIST OF SUBSIDIARIES OF SYNIVERSE HOLDINGS, INC.

Subsidiary (1)	State or Other Jurisdiction of Incorporation
Syniverse Technologies, Inc.	Delaware
Syniverse Technologies, BV	Netherlands
Syniverse Brience, LLC	Delaware
Syniverse Holdings Limited	United Kingdom
Syniverse Technologies Limited	United Kingdom
(1) As of immediately after the offering